EXHIBIT 99.1

Allied Gold Closes C$175 Million Overnight Marketed Equity Offering

TORONTO, Oct. 24, 2025 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) is pleased to announce that it has closed its previously announced overnight marketed public offering of common shares (the “Offering”). Pursuant to the Offering, the Company issued 6,400,000 common shares in the capital of the Company (the “Shares”) at a price of C$27.35 per Share for aggregate gross proceeds of C$175,040,000. The Offering was completed through Stifel Nicolaus Canada Inc., Canaccord Genuity Corp. and National Bank Financial Inc., as joint bookrunners, together with a syndicate of underwriters made up of CIBC World Markets Inc. and Cormark Securities Inc. (together with the joint bookrunners, the “Underwriters”).

The Company intends to use the net proceeds of the Offering to i) fund its optimization and growth initiatives particularly to accelerate development of infrastructure for the next phase of expansion at Sadiola which includes improvements in processing capacity and acceleration of the implementation of certain components of the recently announced energy program, ii) modify the plant under development at Kurmuk to increase average processing capacity for higher levels of production, iii) begin the transition to owner mining at one or more operations, and iv) general corporate purposes to take advantage of corporate and asset-based opportunities which may arise from time to time.

The Shares were offered in all provinces of Canada pursuant to a short form prospectus supplement (the “Prospectus Supplement”) dated October 20, 2025 pursuant to the Company’s base shelf prospectus dated October 1, 2024 (the “Base Shelf Prospectus”), and in the United States on a private placement basis by way of a confidential offering memorandum pursuant to certain exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable state securities laws, and on a private placement basis in certain other jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. The Company has granted the Underwriters an over-allotment option (the “Over-Allotment”) exercisable, in whole or in part, at the sole discretion of the Underwriters, the details of which are set forth in the Prospectus Supplement, and any Shares issued on exercise of the Over-Allotment would be qualified by the Prospectus Supplement and form part of the Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Shares issued pursuant to the Offering have been listed on each of the Toronto Stock Exchange and the New York Stock Exchange.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Shares in the United States. The Shares have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

Copies of the Prospectus Supplement and the accompanying base shelf prospectus dated October 1, 2024 are available on SEDAR+ at www.sedarplus.ca. Alternatively, the Prospectus Supplement and the accompanying Base Shelf Prospectus may be obtained free of charge upon request by contacting the Chief Legal Officer and Corporate Secretary of Allied Gold Corporation at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3, telephone 416-363-4435, or by email at ir@alliedgold.com.

About Allied Gold Corporation

Allied is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to information concerning the intended use of the net proceeds from the Offering, the Over-Allotment that remains exercisable at the sole discretion of the Underwriters, and the Company’s goals to become a mid-tier, next-generation gold producer in Africa and ultimately a leading senior global gold producer. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the state of the financial markets, the need to cover any over-allotments under the Offering, and any necessary re-allocation of proceeds from the Offering for prudent business reasons; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; risks related to the Company’s expansion and optimization plans referred to herein not being met within the timeframe anticipated, or at all; as well as those factors discussed in the section entitled “Economic Trends, Business Risks and Uncertainties” in the Company’s interim management’s discussion and analysis for the three and six months ended June 30, 2025 and the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2024, both of which are available at www.sedarplus.ca and are included in the Company’s filings with the SEC at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans in connection with the completion of the Offering and may not be appropriate for other purposes.